Exhibit 99.1

NIO Inc. Reports Unaudited Third Quarter 2022 Financial Results

Quarterly Total Revenues reached RMB13,002.1 million (US$1,827.8 million)i

Record-high Quarterly Vehicle Deliveries were 31,607 units

SHANGHAI, China, November 10, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Operating Highlights for the Third Quarter of 2022

•	Vehicle deliveries were 31,607 in the third quarter of 2022, consisting of 22,859 premium smart electric SUVs and 8,748 premium smart electric sedans, representing an increase of 29.3% from the third quarter of 2021 and an increase of 26.1% from the second quarter of 2022.

Key Operating Results

	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Deliveries	31,607	25,059	25,768	25,034

	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Deliveries	24,439	21,896	20,060	17,353

Financial Highlights for the Third Quarter of 2022

•	Vehicle sales were RMB11,932.7 million (US$1,677.5 million) in the third quarter of 2022, representing an increase of 38.2% from the third quarter of 2021 and an increase of 24.7% from the second quarter of 2022.

•	Vehicle marginii was 16.4% in the third quarter of 2022, compared with 18.0% in the third quarter of 2021 and 16.7% in the second quarter of 2022.

•	Total revenues were RMB13,002.1 million (US$1,827.8 million) in the third quarter of 2022, representing an increase of 32.6% from the third quarter of 2021 and an increase of 26.3% from the second quarter of 2022.

•	Gross profit was RMB1,735.1 million (US$243.9 million) in the third quarter of 2022, representing a decrease of 12.9% from the third quarter of 2021 and an increase of 29.5% from the second quarter of 2022.

•	Gross margin was 13.3% in the third quarter of 2022, compared with 20.3% in the third quarter of 2021 and 13.0% in the second quarter of 2022.

•	Loss from operations was RMB3,870.3 million (US$544.1 million) in the third quarter of 2022, representing an increase of 290.2% from the third quarter of 2021 and an increase of 36.0% from the second quarter of 2022. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB3,258.4 million (US$458.1 million) in the third quarter of 2022, representing an increase of 348.6% from the third quarter of 2021 and an increase of 38.4% from the second quarter of 2022.

•	Net loss was RMB4,110.8 million (US$577.9 million) in the third quarter of 2022, representing an increase of 392.1% from the third quarter of 2021 and an increase of 49.1% from the second quarter of 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,498.9 million (US$491.9 million) in the third quarter of 2022, representing an increase of 514.2% from the third quarter of 2021 and an increase of 54.3% from the second quarter of 2022.

•	Net loss attributable to NIO’s ordinary shareholders was RMB4,142.3 million (US$582.3 million) in the third quarter of 2022, representing an increase of 44.9% from the third quarter of 2021 and an increase of 50.9% from the second quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB3,459.3 million (US$486.3 million) in the third quarter of 2022, representing an increase of 507.2% from the third quarter of 2021 and an increase of 58.3% from the second quarter of 2022.

•	Basic and diluted net loss per Ordinary Share/American Depositary Share (ADS)iii were both RMB2.53 (US$0.36) in the third quarter of 2022, compared with RMB1.82 in the third quarter of 2021 and RMB1.68 in the second quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB2.11 (US$0.30), compared with RMB0.36 in the third quarter of 2021 and RMB1.34 in the second quarter of 2022.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB51.4 billion (US$7.2 billion) as of September 30, 2022.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)

				% Changeiv
	2022 Q3	2022 Q2	2021 Q3	QoQ	YoY
Vehicle Sales	11,932.7	9,570.8	8,636.8	24.7%	38.2%
Vehicle Margin	16.4%	16.7%	18.0%	-30bp	-160bp
Total Revenues	13,002.1	10,292.4	9,805.3	26.3%	32.6%
Gross Profit	1,735.1	1,340.3	1,993.2	29.5%	-12.9%
Gross Margin	13.3%	13.0%	20.3%	30bp	-700bp
Loss from Operations	(3,870.3)	(2,845.6)	(991.9)	36.0%	290.2%
Adjusted Loss from Operations (non-GAAP)	(3,258.4)	(2,355.1)	(726.3)	38.4%	348.6%
Net Loss	(4,110.8)	(2,757.5)	(835.3)	49.1%	392.1%
Adjusted Net Loss (non-GAAP)	(3,498.9)	(2,267.0)	(569.7)	54.3%	514.2%
Net Loss Attributable to Ordinary Shareholders	(4,142.3)	(2,745.0)	(2,858.9)	50.9%	44.9%
Net Loss per Ordinary Share/ADS-Basic and Diluted	(2.53)	(1.68)	(1.82)	50.6%	39.0%
Adjusted Net Loss per Ordinary Share/ADS-Basic and Diluted (non-GAAP)	(2.11)	(1.34)	(0.36)	57.5%	486.1%

Recent Developments

Deliveries in October 2022

•	NIO delivered 10,059 vehicles in October 2022, increasing by 174.3% year-over-year. As of October 31, 2022, cumulative vehicle deliveries reached 259,563 vehicles.

ESG Report

•	On September 30, 2022, NIO officially published its first Environmental, Social and Governance (ESG) Report to share the details and progress on its ESG management, practices and performance.

European Markets

•	On October 7, 2022, NIO unveiled its products and services for Germany, the Netherlands, Denmark, and Sweden at the NIO Berlin 2022. Three new models based on NIO Technology 2.0, ET7, EL7 and ET5, are gradually made available for order through NIO Subscription, leasing programs, and direct sales to users.

CEO and CFO Comments

“NIO delivered 31,607 vehicles in the third quarter of 2022, representing a solid growth of 29.3% year-over-year and achieving a record-breaking quarterly delivery. Following the delivery of our new product lineup based on NIO Technology 2.0 catering to different market segments, we have witnessed strong growth momentum in user demand and robust foot traffic, especially after the debut of ET5s in stores from September, and expect the ET5 delivery will support a substantial acceleration of our overall revenue growth in the fourth quarter of 2022. To meet the growing user demand and shorten the waiting time, we have been working closely with supply chain partners to accelerate production and delivery,” said William Bin Li, founder, chairman and chief executive officer of NIO.

“At the NIO Berlin 2022 on October 7, we introduced our compelling products and holistic service system to more users in Europe. Encouraged by the rave reviews from the local users and media, we have full confidence in our future performance in Europe,” added Mr. Li.

“We achieved solid top line growth in the third quarter of 2022 against a challenging market environment,” added Steven Wei Feng, chief financial officer of NIO. “We aim to consistently enhance the holistic user experience for our global user community by investing in core technology development as well as power network expansion, while continuously improving our operational execution and efficiency.”

Financial Results for the Third Quarter of 2022

Revenues

•	Total revenues in the third quarter of 2022 were RMB13,002.1 million (US$1,827.8 million), representing an increase of 32.6% from the third quarter of 2021 and an increase of 26.3% from the second quarter of 2022.

•	Vehicle sales in the third quarter of 2022 were RMB11,932.7 million (US$1,677.5 million), representing an increase of 38.2% from the third quarter of 2021 and an increase of 24.7% from the second quarter of 2022. The increase in vehicle sales over the third quarter of 2021 and second quarter of 2022 was mainly attributed to higher deliveries as a result of a more diversified product mix offered to our users.

•	Other sales in the third quarter of 2022 were RMB1,069.4 million (US$150.3 million), representing a decrease of 8.5% from the third quarter of 2021 and an increase of 48.2% from the second quarter of 2022. The decrease in other sales over the third quarter of 2021 was mainly due to the decreased revenue derived from sales of automotive regulatory credits, offset by the increase in other revenues in line with the incremental vehicle sales. The increase in other sales over the second quarter of 2022 was mainly attributed to the increased revenue derived from sales of automotive regulatory credits and increase in other revenues in line with the incremental vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales in the third quarter of 2022 was RMB11,267.0 million (US$1,583.9 million), representing an increase of 44.2% from the third quarter of 2021 and an increase of 25.9% from the second quarter of 2022. The increase in cost of sales over the third quarter of 2021 was mainly driven by the increase of delivery volume and higher battery cost per vehicle. The increase in cost of sales over the second quarter of 2022 was attributed to the higher delivery volume.

•	Gross profit in the third quarter of 2022 was RMB1,735.1 million (US$243.9 million), representing a decrease of 12.9% from the third quarter of 2021 and an increase of 29.5% from the second quarter of 2022.

•	Gross margin in the third quarter of 2022 was 13.3%, compared with 20.3% in the third quarter of 2021 and 13.0% in the second quarter of 2022. The decrease of gross margin over the third quarter of 2021 was mainly attributed to (i) the decreased revenue from sales of automotive regulatory credits with high sales margin, (ii) the decrease of vehicle margin, and (iii) the reduction in other sales margin resulting from the expanded investment in power and service network. The increase of gross margin over the second quarter of 2022 was mainly attributed to the sales of automotive regulatory credits with high sales margin.

•	Vehicle margin in the third quarter of 2022 was 16.4%, compared with 18.0% in the third quarter of 2021 and 16.7% in the second quarter of 2022. The decrease of vehicle margin over the third quarter of 2021 was mainly attributed to the increased battery cost per unit, which was partially offset by the decrease in subsidization in user vehicle financing arrangements. Vehicle margin remained stable compared with the second quarter of 2022.

Operating Expenses

•	Research and development expenses in the third quarter of 2022 were RMB2,944.5 million (US$413.9 million), representing an increase of 146.8% from the third quarter of 2021 and an increase of 37.0% from the second quarter of 2022. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB2,571.4 million (US$361.5 million), representing an increase of 134.8% from the third quarter of 2021 and an increase of 37.2% from the second quarter of 2022. The increase in research and development expenses over the third quarter of 2021 and second quarter of 2022 was mainly attributed to the increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies.

•	Selling, general and administrative expenses in the third quarter of 2022 were RMB2,712.5 million (US$381.3 million), representing an increase of 48.6% from the third quarter of 2021 and an increase of 18.8% from the second quarter of 2022. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB2,490.8 million (US$350.2 million), representing an increase of 49.4% from the third quarter of 2021 and an increase of 19.6% from the second quarter of 2022. The increase in selling, general and administrative expenses over the third quarter of 2021 and the second quarter of 2022 was mainly due to (i) the increase in personnel costs related to sales and general corporate functions, (ii) increased expenses related to the Company’s sales and service network expansion, and (iii) increase in marketing and promotional activities to promote our vehicles in China and Europe.

Loss from Operations

•	Loss from operations in the third quarter of 2022 was RMB3,870.3 million (US$544.1 million), representing an increase of 290.2% from the third quarter of 2021 and an increase of 36.0% from the second quarter of 2022. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB3,258.4 million (US$458.1 million) in the third quarter of 2022, representing an increase of 348.6% from the third quarter of 2021 and an increase of 38.4% from the second quarter of 2022.

Share-based Compensation Expenses

•	Share-based compensation expenses in the third quarter of 2022 were RMB611.9 million (US$86.0 million), representing an increase of 130.4% from the third quarter of 2021 and an increase of 24.8% from the second quarter of 2022. The increase in share-based compensation expenses over the third quarter of 2021 and second quarter of 2022 was primarily attributed to the grant of restricted shares on a continued basis.

Loss before Income Tax Expense

•	Other losses, net in the third quarter of 2022 was RMB495.6 million (US$69.7 million), representing an increase of RMB528.2 million from other income of RMB32.6 million in the third quarter of 2021 and an increase of RMB305.6 million from the second quarter of 2022. The increase of other losses over the third quarter of 2021 and second quarter of 2022 was mainly due to the loss from the revaluation of our overseas Renminbi-related assets as a result of the depreciation of Renminbi against U.S. dollars in the third quarter of 2022.

Net Loss and Earnings Per Share

•	Net loss in the third quarter of 2022 was RMB4,110.8 million (US$ 577.9 million), representing an increase of 392.1% from the third quarter of 2021 and an increase of 49.1% from the second quarter of 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,498.9 million (US491.9 million) in the third quarter of 2022, representing an increase of 514.2% from the third quarter of 2021 and an increase of 54.3% from the second quarter of 2022.

•	Net loss attributable to NIO’s ordinary shareholders in the third quarter of 2022 was RMB 4,142.3 million (US$ 582.3 million), representing an increase of 44.9% from the third quarter of 2021 and an increase of 50.9% from the second quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB3,459.3 million (US$486.3 million) in the third quarter of 2022.

•	Basic and diluted net loss per Ordinary Share/ADS in the third quarter of 2022 were both RMB2.53 (US$0.36), compared with RMB1.82 in the third quarter of 2021 and RMB1.68 in the second quarter of 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB2.11 (US$0.30), compared with RMB0.36 in the third quarter of 2021 and RMB1.34 in the second quarter of 2022.

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB51.4 billion (US$7.2 billion) as of September 30, 2022.

Share Issuance

•	On August 23, 2022, NIO issued 8,805,770 Class A ordinary shares upon conversion of a portion of our convertible senior note due 2022.

•	On November 4, 2022, NIO issued 18,000,000 Class A ordinary shares to Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program, to facilitate future exercise of options and other share incentive awards under the 2018 Share Incentive Plan of the Company.

Business Outlook

For the fourth quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 43,000 and 48,000 vehicles, representing an increase of approximately 71.8% to 91.7% from the same quarter of 2021.

•	Total revenues to be between RMB17,368 million (US$2,442 million) and RMB19,225 million (US$2,703 million), representing an increase of approximately 75.4% to 94.2% from the same quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 10, 2022 (8:00 PM Beijing/Hong Kong/Singapore Time on November 10, 2022).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10026395-pu6b2m.html

A replay of the conference call will be accessible by phone at the following numbers, until November 17, 2022:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10026395

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six- or seven-seater flagship premium smart electric SUV, the ES7 (or the EL7), a mid-large five-seater premium smart electric SUV, the ES6, a five-seater high-performance premium smart electric SUV, the EC6, a five-seater premium smart electric coupe SUV, the ET7, a flagship premium smart electric sedan, and the ET5, a mid-size premium smart electric sedan.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7 (or the EL7), ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP) as net loss attributable to ordinary shareholders, basic and diluted net loss per share and basic and diluted net loss per ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	15,333,719	18,080,674	2,541,741
Restricted cash	2,994,408	3,493,321	491,083
Short-term investments	37,057,554	26,729,065	3,757,512
Trade and notes receivable	2,797,805	4,384,009	616,294
Amounts due from related parties	1,551,334	1,754,279	246,613
Inventory	2,056,352	6,671,568	937,874
Prepayments and other current assets	1,850,143	1,944,863	273,405
Total current assets	63,641,315	63,057,779	8,864,522
Non-current assets:
Long-term restricted cash	46,437	65,732	9,240
Property, plant and equipment, net	7,399,516	12,777,076	1,796,173
Land use rights, net	199,121	213,929	30,074
Long-term investments	3,059,383	5,982,684	841,032
Right-of-use assets - operating lease	2,988,374	7,505,429	1,055,097
Other non-current assets	5,549,455	7,274,586	1,022,645
Total non-current assets	19,242,286	33,819,436	4,754,261
Total assets	82,883,601	96,877,215	13,618,783
LIABILITIES
Current liabilities:
Short-term borrowings	5,230,000	5,039,210	708,401
Trade and notes payable	12,638,991	20,367,423	2,863,207
Amounts due to related parties	687,200	478,745	67,301
Taxes payable	627,794	207,715	29,200
Current portion of operating lease liabilities	744,561	831,617	116,907
Current portion of long-term borrowings	2,067,962	1,768,304	248,584
Accruals and other liabilities	7,201,644	11,036,414	1,551,474
Total current liabilities	29,198,152	39,729,428	5,585,074
Non-current liabilities:
Long-term borrowings	9,739,176	12,537,116	1,762,440
Non-current operating lease liabilities	2,317,193	6,825,488	959,512
Deferred tax liabilities	25,199	216,598	30,449
Other non-current liabilities	3,540,458	4,704,302	661,320
Total non-current liabilities	15,622,026	24,283,504	3,413,721
Total liabilities	44,820,178	64,012,932	8,998,795
MEZZANINE EQUITY
Redeemable non-controlling interests	3,277,866	3,484,640	489,863
Total mezzanine equity	3,277,866	3,484,640	489,863
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	34,709,924	29,133,646	4,095,543
Non-controlling interests	75,633	245,997	34,582
Total shareholders’ equity	34,785,557	29,379,643	4,130,125
Total liabilities, mezzanine equity and shareholders’ equity	82,883,601	96,877,215	13,618,783

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	8,636,765	9,570,842	11,932,709	1,677,474
Other sales	1,168,536	721,522	1,069,386	150,332
Total revenues	9,805,301	10,292,364	13,002,095	1,827,806
Cost of sales:
Vehicle sales	(7,078,180)	(7,976,625)	(9,978,261)	(1,402,722)
Other sales	(733,959)	(975,436)	(1,288,741)	(181,168)
Total cost of sales	(7,812,139)	(8,952,061)	(11,267,002)	(1,583,890)
Gross profit	1,993,162	1,340,303	1,735,093	243,916
Operating expenses:
Research and development	(1,193,122)	(2,149,479)	(2,944,517)	(413,934)
Selling, general and administrative	(1,824,875)	(2,282,461)	(2,712,483)	(381,315)
Other operating income	32,910	246,077	51,607	7,255
Total operating expenses	(2,985,087)	(4,185,863)	(5,605,393)	(787,994)
Loss from operations	(991,925)	(2,845,560)	(3,870,300)	(544,078)
Interest and investment income	240,120	292,863	313,208	44,030
Interest expenses	(77,190)	(64,712)	(100,564)	(14,137)
Share of (loss)/income of equity investees	(35,631)	48,053	52,054	7,318
Other income/(losses), net	32,574	(189,955)	(495,582)	(69,668)
Loss before income tax expense	(832,052)	(2,759,311)	(4,101,184)	(576,535)
Income tax (expense)/benefit	(3,250)	1,791	(9,639)	(1,355)
Net loss	(835,302)	(2,757,520)	(4,110,823)	(577,890)
Accretion on redeemable non-controlling interests to redemption value	(2,023,534)	(68,899)	(71,100)	(9,995)
Net (income)/loss attributable to non-controlling interests	(14)	81,411	39,603	5,567
Net loss attributable to ordinary shareholders of NIO Inc.	(2,858,850)	(2,745,008)	(4,142,320)	(582,318)

Net loss	(835,302)	(2,757,520)	(4,110,823)	(577,890)
Other comprehensive income
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	(4,999)	32,727	4,601
Change in unrealized losses on cash flow hedges	—	(20)	(797)	(112)
Foreign currency translation adjustment, net of nil tax	19,912	490,549	400,386	56,285
Total other comprehensive income	19,912	485,530	432,316	60,774
Total comprehensive loss	(815,390)	(2,271,990)	(3,678,507)	(517,116)
Accretion on redeemable non-controlling interests to redemption value	(2,023,534)	(68,899)	(71,100)	(9,995)
Net (income)/ loss attributable to non-controlling interests	(14)	81,411	39,603	5,567
Other comprehensive income attributable to non-controlling interests	—	—	(6,387)	(898)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(2,838,938)	(2,259,478)	(3,716,391)	(522,442)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,567,807,244	1,632,803,993	1,640,001,909	1,640,001,909
Net loss per share attributable to ordinary shareholders
Basic and diluted	(1.82)	(1.68)	(2.53)	(0.36)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,567,807,244	1,632,803,993	1,640,001,909	1,640,001,909
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.82)	(1.68)	(2.53)	(0.36)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	Three Months Ended September 30, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(11,267,002)	17,040	—	(11,249,962)
Research and development expenses	(2,944,517)	373,154	—	(2,571,363)
Selling, general and administrative expenses	(2,712,483)	221,680	—	(2,490,803)
Total	(16,924,002)	611,874	—	(16,312,128)
Loss from operations	(3,870,300)	611,874	—	(3,258,426)
Net loss	(4,110,823)	611,874	—	(3,498,949)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,142,320)	611,874	71,100	(3,459,346)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.53)	0.37	0.05	(2.11)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.53)	0.37	0.05	(2.11)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.36)	0.05	0.01	(0.30)

	Three Months Ended June 30, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,952,061)	14,227	—	(8,937,834)
Research and development expenses	(2,149,479)	275,894	—	(1,873,585)
Selling, general and administrative expenses	(2,282,461)	200,382	—	(2,082,079)
Total	(13,384,001)	490,503	—	(12,893,498)
Loss from operations	(2,845,560)	490,503	—	(2,355,057)
Net loss	(2,757,520)	490,503	—	(2,267,017)
Net loss attributable to ordinary shareholders of NIO Inc.	(2,745,008)	490,503	68,899	(2,185,606)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.68)	0.30	0.04	(1.34)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.68)	0.30	0.04	(1.34)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	Three Months Ended September 30, 2021
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(7,812,139)	10,021	—	(7,802,118)
Research and development expenses	(1,193,122)	98,170	—	(1,094,952)
Selling, general and administrative expenses	(1,824,875)	157,400	—	(1,667,475)
Total	(10,830,136)	265,591	—	(10,564,545)
Loss from operations	(991,925)	265,591	—	(726,334)
Net loss	(835,302)	265,591	—	(569,711)
Net loss attributable to ordinary shareholders of NIO Inc.	(2,858,850)	265,591	2,023,534	(569,725)
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.82)	0.17	1.29	(0.36)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.82)	0.17	1.29	(0.36)

i All translations from RMB to USD for the three months ended September 30, 2022 were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.